EXHIBIT 12

Ratio of Earnings to Fixed Charges

	2006	2005	2004	2003	2002
Ratio of earnings to fixed charges:

Ratio	1.84	1.83	1.92	1.64	1.42

Income from continuing operations	$75,514	$55,693	$52,007	$37,194	$23,543
Interest	89,979	67,018	55,539	56,109	54,575

“Earnings”	$165,493	$122,711	$107,546	$93,303	$78,118

Interest	$89,979	$67,018	$55,539	$56,109	$54,575
Capitalized interest	—	—	365	768	554

“Fixed charges”	$89,979	$67,018	$55,904	$56,877	$55,129

Ratio of earnings to combined fixed charges and preferred stock dividends:

Ratio	1.57	1.48	1.59	1.45	1.24

Income from continuing operations	$75,514	$55,693	$52,007	$37,194	$23,543
Interest	89,979	67,018	55,539	56,109	54,575

“Earnings”	$165,493	$122,711	$107,546	$93,303	$78,118

Interest	$89,979	$67,018	$55,539	$56,109	$54,575
Capitalized interest	—	—	365	768	554
Preferred dividends	15,163	15,622	11,802	7,677	7,677

“Combined fixed charges and preferred stock dividends”	$105,142	$82,640	$67,706	$64,554	$62,806